UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

Hamilton Beach Brands Holding Company
(Exact name of registrant as specified in its charter)

Delaware	001-38214	31-1236686
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4421 WATERFRONT DR. GLEN ALLEN, VA		23060
(Address of principal executive offices)		(Zip Code)

Andrew C. Carington (804) 273-9777
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
The Conflict Minerals Report for the calendar year ended December 31, 2024 filed herewith as Exhibit 1.01 is publicly available at https://www.hamiltonbeach.com/social-accountability-policy. The information contained on or accessible through our website is not incorporated by reference into this Form SD.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed herewith as Exhibit 1.01.

Section 2 - Resource Extraction Issuer Disclosure
Not applicable.
Section 3 - Exhibits
Item 3.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hamilton Beach Brands Holding Company (Registrant)
Date:	May 22, 2025	/s/ Andrew C. Carington
Andrew C. Carington
Senior Vice President, General Counsel and Secretary